CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, BC V6C 1T1
Phone (604) 682-3701
Fax (604) 682-3600

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CORAL GOLD RESOURCES LTD.
Consolidated Balance Sheets
(Prepared by Management)
	April 30,	January 31,
As at	2005	2005
	$	$
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	1,210,990	1,472,146
Advances receivable (note 6)	65,945	78,101
Marketable securities	57,358	57,359
Prepaid expenses	9,280	12,647
Share subscriptions receivable	11,000	11,945

	1,354,573	1,632,198

Investment securities	72,575	72,575
Loan receivable (note 6)	83,000	50,000
Equipment	4,259	4,543
Mineral properties (note 4)	8,551,313	8,472,255
Reclamation deposit	525,444	518,057

	10,591,164	10,749,628

LIABILITIES

Current
Accounts payable and accrued liabilities	77,484	85,937
Advances payable (note 6)	70,410	76,352

	147,894	162,289

SHAREHOLDERS' EQUITY

Share capital (note 5)	30,754,678	30,754,678
Contributed surplus	379,933	343,533
Deficit	(20,691,339)	(20,510,872)

	10,443,272	10,587,339

	10,591,164	10,749,628

NOTE 1 - NATURE OF OPERATIONS

Approved by the Directors:

“Matthew Wayrynen”	Director	“Louis Wolfin”	Director

7

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)

	Three Months ended April 30,
	2005	2004
	$	$
Revenue
Interest income	3,436	6,362

Expenses
Amortization	284	283
Consulting fees	10,000	7,804
Investor relations and shareholder information	16,337	18,450
Legal and accounting	36,690	12,946
Listing and filing fees	3,200	5,320
Management fees	22,500	22,500
Office and miscellaneous	17,784	17,983
Salaries and benefits	24,121	14,116
Stock-based compensation	36,400	-
Transfer agent fees	1,753	1,241
Travel	21,917	6,007

	190,986	106,650

Operating loss	(187,550)	(100,288)

Other items
Foreign exchange gain	7,083	-
Gain on sale of equipment	-	3,990

Loss for the period	(180,467)	(96,298)

Deficit, beginning of period	(20,510,872)	(19,632,053)

Deficit, end of period	(20,691,339)	(19,728,351)

Loss per share	($0.04)	($0.02)

Weighted average number of
common shares outstanding	4,648,905	4,628,506

7

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Cash Flows
(Unaudited - Prepared by Management)

	Three Months ended April 30,
	2005	2004
	$	$
Cash flows from (used in) operating activities

Loss for the period	(180,467)	(96,298)
Adjustments for items not involving cash:
- amortization	284	284
- stock based compensation	36,400	-

	(143,783)	(96,014)

Change in non-cash working capital:
- advances receivable	12,156	26,168
- prepaid expenses	3,367	-
- share subscription receivable	945	58,700
- accounts payable and accrued liabilities	(8,453)	(31,568)
- advances payable	(5,942)	521

	(141,711)	(42,193)

Cash flows from (used in) investing activities
Mineral properties acquisition and
exploration expenditures incurred	(79,058)	(209,285)
Loan receivable	(33,000)	-
Increase in reclamation deposit amounts	(7,387)	(17,760)

	(119,445)	(227,045)

Cash flows from financing activities
Issuance of shares for cash, net	-	1,046,440
Share subcriptions	-	(791,720)

-		254,720

Net decrease in cash and cash equivalents	(261,156)	(14,518)

Cash and cash equivalents, beginning of period	1,472,146	2,567,156

Cash and cash equivalents, end of period	1,210,990	2,552,638

7

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
April 30, 2005
(Unaudited - Prepared by Management)

1. Nature of Operations

These financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

The Company has incurred recurring operating losses which requires additional funds to meet its obligations and maintain its operations. Management’s plan in this regard is to raise equity financing as required.

The Company is in the business of exploration of mineral properties and has not generated any operating revenues to date. The Company has positive working capital of $1,206,679 at April 30, 2005 (January 31, 2005: $1,469,909).

2. Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2005. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three month period ended April 30, 2005 are not necessarily indicative of the results that can be expected for the year ended January 31, 2006.

3. Comparative figures

Certain of the comparative figures for 2004 have been reclassified, where applicable, to confirm to the presentation adopted for the current year.

7

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
April 30, 2005
(Unaudited - Prepared by Management)

4. Mineral Properties

The following is a summary of mineral property expenditures for the three months ended April 30, 2005:

Balance, beginning of period		$ 8,472,255

Robertson Project
Assays	$590
Consulting	43,871
Field supplies and other	1,407
Lease payments	18,264
Reclamation	14,007
Water analysis	919
Total expenditures for Robertson Project		79,058

Balance, end of period		8,551,313

5. Share Capital

(a) Authorized 50,000,000 common shares without par value

(b)	Issued

	April 30, 2005		January 31, 2005
	Shares	Amount	Shares	Amount

Balance, beginning of period	4,648,905	$30,754,678	4,361,685	$29,646,238
Private placements	-	-	255,220	1,039,464
Exercise of warrants	-	-	1,600	4,960
Exercise of stock options	-	-	30,400	76,000
Share issuance costs	-	-	-	(11,984)

Balance, end of period	4,648,905	$30,754,678	4,648,905	$30,754,678

7

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
April 30, 2005
(Unaudited - Prepared by Management)

5. Share Capital (continued)

(c)	Share Purchase Warrants

There were no share purchase warrants granted or exercised during the period ended April 30, 2005.

As at April 30, 2005, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date

412,900	$3.10	October 12, 2005
204,425	$3.60	November 17, 2005
102,956	$3.90	December 19, 2005
104,380	$4.80	February 16, 2006
150,840	$5.50	February 17, 2006

975,501

(d)	Stock Options

During the three months ended April 30, 2005, the Company granted 42,500 stock options to directors, officers and employees of the Company at an exercise price of $1.70 per share. These stock options vested immediately and expire over 5 years. The Company recorded a total of $36,400 for stock based compensation expense in the period.

A summary of the stock options granted and exercised at the period ended April 30, 2005 is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, beginning of period	535,500	$1.91
Granted	42,500	1.70
Exercised	-	-
Cancelled	-	-

Balance, end of period	578,000	$1.90

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 3.0%, dividend yield 0%, volatility of 101.41% and expected life of 3 years.

7

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
April 30, 2005
(Unaudited - Prepared by Management)

5. Share Capital (continued)

A summary of stock options outstanding and exercisable at the period ended April 30, 2005 is as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price
$2.50	142,600	0.35	$2.50
$1.70	435,400	4.58	$1.70

6.  Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the three months ended April 30, 2005, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$44,771 (2004 - $27,612) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$22,500 (2004 - $22,500) to a private company controlled by a director for management fees;

iii)	$7,500 (2004 - $7,500) in consulting fees to a private company owned by a director;

b)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2004: $11,299) with two companies with common management and common directors.

c)
Advances payable include $31,333 (2004 - $33,333) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; $2,150 (2004 - $24,125) to a company controlled by a Director; and $4,387 to the private company that provides administrative services as disclosed in note 6. a)(i) above.

d)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a company with common management.

e)	The loan receivable of $83,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

7. Subsequent Events

Subsequent to the end of the period, 7,000 options were exercised at a price of $1.70.